UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                             FOREST OIL CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.10 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  346091 10 1
                            ------------------------
                                 (CUSIP Number)

                                Stephen V. Burger
                            Carter, Ledyard & Milburn
                     2 Wall Street, New York, New York 10005
                                 (212) 732-3200
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                January 31, 1996
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto report ing beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.



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The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 346091 10 1
1        NAME OF REPORTING PERSON:  SAXON PETROLEUM INC.
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  None
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:  (a) [ ]
                                                            (b) [ ]
3        SEC USE ONLY
4        SOURCE OF FUNDS: NOT APPLICABLE
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e):                         [ ]
6        CITIZENSHIP OR PLACE OF ORGANIZATION:  Alberta, Canada
        NUMBER OF           7       SOLE VOTING POWER:  -0-
          SHARES
       BENEFICIALLY         8       SHARED VOTING POWER:  -0-
          OWNED BY
           EACH             9       SOLE DISPOSITIVE POWER:  -0-
        REPORTING
       PERSON WITH          10      SHARED DISPOSITIVE POWER:  -0-

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON:   -0-
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                          [ ]
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  -0-
14       TYPE OF REPORTING PERSON:  CO





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CAPITALIZED TERMS USED BUT NOT DEFINED HEREIN SHALL HAVE THE SAME MEANINGS AS IN
THE ORIGINAL FILING OF THIS STATEMENT.

Item 1.           Security and Issuer.
                  ITEM 1 OF THIS STATEMENT IS HEREBY AMENDED AND RESTATED TO READ IN ITS ENTIRETY AS FOLLOWS:
                  The class of equity securities to which this Statement relates is the Common Stock, par value $.10 per share (the "Common Stock"), of Forest Oil Corporation, a New York corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1600 Broadway, Suite 2200, Denver, Colorado 80202. Unless the context otherwise requires, all share information in this Amendment No. 1 has been adjusted to reflect a five-to-one reverse stock split of the outstanding Common Stock effected on January 8, 1996 (the "Reverse Split").

Item 4.           Purpose of Transaction.
                  ITEM 4 OF THIS STATEMENT IS HEREBY AMENDED AND RESTATED TO READ IN ITS ENTIRETY AS FOLLOWS:
                  Saxon acquired the Shares as part of a series of transactions provided for in the Purchase Agreement, by means of which transactions Forest acquired a controlling interest in Saxon. Management of Saxon determined that such transactions would be the most appropriate means for Saxon to meet its ongoing capital requirements, reduce its current liabilities and fund future growth.
                  Saxon acquired the Shares with the intention of selling them at the earliest appropriate opportunity. In that connection, and pursuant to

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the Purchase Agreement,  Saxon and the Issuer entered into a Registration Rights
Agreement dated as of October 24, 1995 (the "Registration Rights Agreement"), in which the Issuer granted Saxon certain demand and "piggy-back" rights to registration under the Securities Act of 1933 for resales of the Shares by Saxon. The Registration Rights Agreement was filed with the original filing of this Statement as Exhibit 2 and is hereby incorporated herein by reference.
                  On  December  13,  1995,   the  Issuer  filed  a  Registration
Statement  on Form  S-2  under  the  Securities  Act of 1933,  Registration  No.
33-64949  (the   "Registration   Statement"),   for  proposed  firm   commitment
underwritten public offerings (the "Offerings") of 69,000,000 pre-Reverse Split shares of Common Stock, including all 5,300,000 of Saxon's pre-Reverse Split Shares, which were so included pursuant to the Registration Rights Agreement. The Registration Statement as amended was declared effective by the Securities and Exchange Commission on January 25, 1996, and pursuant thereto, on January 31, 1996, Saxon sold all its 1,060,000 Shares (as adjusted for the Reverse Split) at a price of $11 (U.S.) per Share less underwriting discounts of $0.5775 per Share, or $11,047,850 in the aggregate. Such sale included 560,000 Shares sold pursuant to the exercise by the underwriters of their over-allotment options.
                  Apart from the foregoing, neither Saxon nor any person named in Item 2 of the original filing of this Statement (in his or her capacity as a director or officer of Saxon) has any plan

                                                       - 4 -

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or proposal  which  relates to or would  result in: (a) the acquisi  tion by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the board of directors or management of the Issuer, including any plan or proposal to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) any change in the Issuer's certificate of incorporation or bylaws or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securi ties exchange;
(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of the foregoing. However, such plans or proposals may have been considered, and may from time to time hereafter be considered, by David H. Keyte, Robert S. Boswell, and Bulent A. Berilgen, three directors of Saxon, in their capacities as directors and executive officers of the Issuer.

                                                       - 5 -

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Item 5.           Interest in Securities of the Issuer.
                  ITEM 5 OF THIS STATEMENT IS HEREBY AMENDED AND RESTATED
TO READ IN ITS ENTIRETY AS FOLLOWS:
                  (a) and (b) As a result of the Offerings, Saxon is the beneficial owner of no shares of Common Stock. To the best knowledge of Saxon, none of its directors or executive officers is the beneficial owner of any shares of Common Stock except: (i) David H. Keyte, who Saxon has been advised is the beneficial owner of 31,891 shares of Common Stock (less than 1% of those outstanding),  including  28,000  shares  issuable  upon exercise of options and
1,400 shares issuable upon conversion of 2,000 shares of the Issuer's $.75 Convertible Preferred Stock; (ii) Robert S. Boswell, who Saxon has been advised is the beneficial owner of 57,435 shares of Common Stock (less than 1% of those outstand ing), including 49,000 shares issuable upon exercise of options and 211 shares held by his wife and children; and (iii) Bulent A. Berilgen, who Saxon has been advised is the beneficial owner of 28,754 shares of Common Stock (less than 1% of those outstand ing), including 28,000 shares issuable upon exercise of options.
                  (c) Apart from the sale of 1,060,000 Shares pursuant to the Offerings as described in Item 4 of this Amendment No. 1, neither Saxon, nor, to the best of its knowledge, any of its directors and executive officers listed in
Item 2 of the original filing of this Statement, has effected any transactions in the

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Common  Stock since the  original  filing date of this  Statement  on January 2,
1996.
                  (d) Saxon was required to pay $7.5 million (Canadian) of the proceeds from the sale of the Shares to The Chase Manhattan Bank of Canada as repayment of a portion of a loan for which the Shares had been pledged as security.
                  (e) As a result of the Offerings described in Item 4 of this Amendment No. 1, Saxon has ceased to be the beneficial owner of more than five percent of the outstanding shares of Common Stock and thus is no longer subject to the requirements of Section 13(d) of the Securities Exchange Act of 1934 with respect to its beneficial ownership of Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relation-ships with Respect to Securities of the Issuer.

                  ITEM 6 OF THIS STATEMENT IS HEREBY AMENDED TO ADD THE
FOLLOWING:
                  In connection with the Offerings, the Issuer and Saxon entered into a U.S. Underwriting Agreement with Salomon Brothers Inc., Dillon, Read & Co., Inc., Morgan Stanley & Co. Incorporated and Chase Securities, Inc., as representatives of a syndicate of underwriters, relating to the offer and sale of 11,730,000 shares of Common Stock in the United States and Canada (including 1,530,000 shares to cover over-allotments), and an International Underwriting Agreement with Salomon Brothers International Limited, Dillon, Read & Co., Inc., Morgan Stanley & Co.

                                                       - 7 -

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International  Limited,  as  representatives  of a  syndicate  of  underwriters, relating to the offer and sale of 2,070,000 shares of Common Stock outside the United States and Canada (including 270,000 shares to cover over-allotments). Reference is made to Item 4 of this Amendment No. 1.

Item 7.           Material to be filed as Exhibits.
                  ITEM 7 OF THIS STATEMENT IS HEREBY AMENDED TO ADD THE
FOLLOWING:
   Exhibit No.

      3        -       Form of U.S. Underwriting Agreement,
                       filed as Exhibit 1.1 to Amendment No. 2
                       to the Registration Statement (Registra
                       tion No. 33-64949) and incorporated
                       herein by reference.

      4        -       Form of International Underwriting
                       Agreement, filed as Exhibit 1.2 to
                       Amendment No. 2 to the Registration
                       Statement and incorporated herein by
                       reference.

                                    SIGNATURE

                  After reasonable inquiry and to the best of its knowl edge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: February 12, 1996                   SAXON PETROLEUM INC.



                                          By:/s/ Richard A. Wilson
                                             Richard A. Wilson
                                             Secretary

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